                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        VoiceStream Wireless Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                   928615 10 3
                          ---------------------------
                                 (CUSIP Number)

                                   Edith Shih
                           Hutchison Whampoa Limited
                          22nd Floor, Hutchison House
                                10 Harcourt Road
                                   Hong Kong
                                (852-2128-1188)
                                   __________

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                                 John A. Otoshi
                              Dewey Ballantine LLP
                     Suite 3907, Asia Pacific Finance Tower
                                 3 Garden Road
                                   Hong Kong
                                (852-2509-7000)
                                   __________

                                  May 3, 1999
                         (Date of Event which Requires
                           Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____________.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928615 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HUTCHISON WHAMPOA LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           HONG KONG
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                              22,899,252
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                              22,899,252
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

               22,899,252
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          23.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928615 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          BRITISH VIRGIN ISLANDS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                            3,888,888
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                            3,888,888
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          3,888,888
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          4.07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
          CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928615 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        BRITISH VIRGIN ISLANDS
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                19,010,364
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                19,010,364
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

          19,010,364
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         19.90%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 928615 10 3
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         CHEUNG KONG (HOLDINGS) LIMITED
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
         HONG KONG
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          DISCLAIMED (SEE 11 BELOW.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          DISCLAIMED (SEE 11 BELOW.)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      CHEUNG KONG EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES BENEFICIALLY OWNED BY HUTCHISON WHAMPOA LIMITED, HUTCHISON TELECOMMUNICATIONS PCS (USA) LIMITED AND HUTCHISON TELECOMMUNICATIONS HOLDINGS (USA) LIMITED.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         23.97%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
         HC, CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.        Security and Issuer.
               -------------------

          This statement relates to the Common Stock, no par value per share ("Common Stock"), of VoiceStream Wireless Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3650 131st Avenue S.E., Bellevue, Washington 98006, U.S.A.


Item 2.        Identity and Background.
               -----------------------

          This Statement is filed by Hutchison Whampoa Limited, a Hong Kong corporation ("HWL"), on its own behalf and on behalf of Hutchison Telecommunications PCS (USA) Limited, a British Virgin Islands corporation ("HTP"), an indirect wholly-owned subsidiary of HWL, Hutchison Telecommunications Holdings (USA) Limited, a British Virgin Islands corporation ("HTH"), an indirect wholly-owned subsidiary of HWL, and by Cheung Kong (Holdings) Limited, a Hong Kong corporation ("Cheung Kong"), a 49.9% shareholder of HWL.

HWL
---

          The principal business of HWL is that of investment holding with diversified interests and activities in the following core businesses: ports and related services, telecommunications, property holdings and development, retail, manufacturing and other services, and energy, infrastructure, finance and other investments. The principal business address of HWL is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

          HWL indirectly owns 100% of the issued shares of each of HTP and HTH. The principal business of each of HTP and HTH is investment holding. HTP owns 19,010,364 shares of Common Stock of the Issuer and HTH owns 3,888,888 shares of Common Stock of the Issuer (together, the "Shares"). HWL is the beneficial owner of the Shares through its interest in HTP and HTH.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HWL and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule I hereto and are incorporated herein by reference.

          During the past five years, neither HWL nor, to the best knowledge of HWL, any of its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTP
---

          HWL indirectly owns 100% of the issued shares of HTP. The principal business of HTP is investment holding. The registered office address of HTP is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. HTP owns 19,010,364 of the Shares. HWL is the beneficial owner of the Shares through its interest in HTP.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTP and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule II hereto and are incorporated herein by reference.

          During the past five years, neither HTP nor, to the best knowledge of HTP, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

HTH
---

          HWL indirectly owns 100% of the issued shares of HTH. The principal business of HTH is investment holding. The registered office address of HTH is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. HTH owns 3,888,888 of the Shares. HWL is the beneficial owner of the Shares through its interest in HTH.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of HTH and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule III hereto and are incorporated herein by reference.

          During the past five years, neither HTH nor, to the best knowledge of HTH, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Cheung Kong
-----------

          The principal business of Cheung Kong is investment holding and project management, real estate property development and investment, real estate agency and management and securities investment. The principal business address of Cheung Kong is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

          Cheung Kong owns 49.9% of the issued shares of HWL and may, pursuant to Rule 13d-3 ("Rule 13d-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), be deemed to control the voting and disposition of the Shares by HTP and HTH. However, Cheung Kong disclaims beneficial ownership of the Shares and the filing of this statement shall in no way be construed as an admission that Cheung Kong is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the Shares.

          The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Cheung Kong and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule IV hereto and are incorporated herein by reference.

          During the past five years, neither Cheung Kong nor, to the best knowledge of Cheung Kong, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

          The 3,888,888 shares of Common Stock reported herein as beneficially owned by HTH were acquired on May 3, 1999 in connection with the spin-off of all of the shares of the Issuer's Common Stock owned by Western Wireless Corporation ("Western Wireless") to all of Western Wireless's shareholders (the "Spin-Off"). Pursuant to the Spin-Off, Western Wireless distributed one share of the Issuer's Common Stock for each share of Western Wireless Class A Common Stock and one share of the Issuer's Common Stock for each shares of Western Wireless Class B Common Stock owned as of May 3, 1999. In November 1997, HTH acquired for a purchase price of approximately $19 per share (approximately $74 million) 3,888,888 shares of Western Wireless Class A Common Stock. As of May 3, 1999, HTH still owned 3,888,888 shares of Western Wireless Class A Common Stock and thus received a distribution of 3,888,888 shares of the Issuer's Common Stock on that date.

          In connection with an investment by HWL in Western Wireless (the "Hutchison Investment"), in February 1998 HTP purchased 2,484 shares of the Issuer's Common Stock (19,010,364 shares, as adjusted for a stock split effectuated immediately prior to the Spin-Off), representing 19.9% of the outstanding capital stock of the Issuer for an aggregate purchase price of $248.4 million.

Item 4.        Purpose of Transaction.
               ----------------------

          As noted above the Reporting Persons acquired this beneficial ownership of Common Stock in connection with the Spin-Off and the Hutchison Investment. The

Reporting Persons currently own such Common Stock for investment purposes only. HWL intends to review from time to time its ownership of the Shares and may, depending upon its evaluations of the business and prospects of the Issuer, or such other considerations as it may consider relevant, determine to increase, decrease or dispose of its holdings in the Shares.

          Except as described herein, none of HWL, HTP, HTH or Cheung Kong currently has any plans, nor has under consideration any proposals, which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f)  Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the United States Exchange Act of 1934, as amended; or

(j)  Any action similar to any of those enumerated above.


Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

(a)-(b) HWL, through its ownership of HTP and HTH, is deemed, for purposes of Rule 13d-3, to be the beneficial owner of 22,899,252 shares of the Common Stock, representing 23.97% of the Common Stock outstanding, and to have shared power over the voting and disposition of the Shares.

          HTP is the beneficial owner of 19,010,364 shares of the Common Stock, representing 19.90% of the outstanding Common Stock, and has shared power over the voting and disposition of the Shares.

          HTH is the beneficial owner of 3,888,888 shares of the Common Stock, representing 4.07% of the outstanding Common Stock, and has shared power over the voting and disposition of the Shares.

          Cheung Kong, through its ownership of 49.9% of the issued shares of HWL, may be deemed to share voting and dispositive power over the 22,899,252 shares of the Common Stock beneficially owned by HTP and HTH, however, pursuant to Rule 13d-4, Cheung Kong expressly disclaims beneficial ownership of such shares.

          Except as described in item 2 and item 4 above, none of HWL, HTP, HTH or Cheung Kong nor, to the best knowledge of HWL, HTP, HTH and Cheung Kong, any executive officer or director of HWL, HTP, HTH or Cheung Kong (i) beneficially owns any securities of the Issuer as of the date hereof or (ii) has any right as of the date hereof to acquire, directly or indirectly, any beneficial ownership of other securities of the Issuer.

(c) Except as set forth above, none of HWL, HTP, HTH or Cheung Kong nor, to the best knowledge of HWL, HTP, HTH and Cheung Kong, any executive officer or director of HWL, HTP, HTH or Cheung Kong has effected any transaction in shares of the Common Stock of the Issuer, or securities convertible into shares of the Common Stock of the Issuer, during the past 60 days.

(d)       Not applicable.

(e)       Not applicable.


Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          At the time of the Hutchison Investment, Western Wireless and HTH entered into a shareholders agreement, which granted certain rights to HTH. In connection with the Spin-Off, the shareholder agreement was amended to provide that the only rights which survive the Spin-Off are HTH's preemptive rights, its demand and piggyback registration rights and its right to transfer its right to designate directors and demand and piggyback registration rights to person's who acquire from HTH 50% of more of the shares of the Issuer's Common Stock purchased by HTH in the Hutchison Investment.

          In connection with the Spin-off, HTP and HTH and certain other shareholders of the Issuer also entered into a voting agreement (the "Voting Agreement") which incorporates HTH's rights under the shareholder agreement relating to the designation of directors to the Board of the Issuer. The Voting Agreement provides that the parties thereto shall vote their shares of the Issuer's Common Stock for the election of ten board members designated as follows: (i) Mr. John Stanton, so long as he is the Chief Executive Officer of the Issuer or he beneficially owns 4,500,000 shares of Common Stock; (ii) so long as the Hellman Entities (as defined in the Voting Agreement) beneficially own at least (A) 9,800,000 shares of Common Stock, two persons designated by the Hellman Entities or (B) 4,500,000 shares of Common Stock, one person designated by the Hellman Entities; (iii) so long as the Hutchison Entities (as defined in the Voting Agreement) beneficially own at least (A) 9,800,000 shares of Common Stock, two persons designated by the Hutchison Entities or (B) 4,500,000 shares of Common Stock, one person designated by the Hutchison Entities; (iv) so long as the Goldman Sachs Entities (as defined in the Voting Agreement) beneficially own at least 4,500,000 shares of Common Stock, one person designated by Goldman Sachs;
(v) so long as the Stanton Entities and Providence (each as defined in the Voting Agreement) collectively beneficially own at least 4,500,000 shares of Common Stock, one person designated by majority vote of the Stanton Entities and Providence (such designee being in addition to Mr. Stanton if he is then serving on the Issuer Board of Directors by reason of being the Chief Executive Officer of the Issuer or the Stanton Entities' beneficial ownership of at least 4,500,000 shares of Common Stock). The Stanton Entities will agree that (x) so long as Mr. Stanton is serving as Chief Executive Officer or he beneficially owns at least 4,500,000 shares of Common Stock, (y) the Stanton Entities and Providence collectively beneficially own at least 4,500,000 shares of Common Stock, and (z) Providence beneficially owns at least 2,500,000 shares of Common Stock, the Stanton Entities shall vote their shares of Common Stock for one member of the Issuer's Board of Directors designated by Providence; and (vi) three members of the Issuer's Board of Directors selected by a majority of the persons selected as described above. In addition, the Hutchison Entities shall have the right to designate an additional director (and the Board shall in each case be expanded by one member to accommodate such new designee) when the Hutchison Entities' aggregate ownership of the Common Stock exceeds each of the following thresholds: 27.25%, 33.33%, 38.5%, 42.9%, 44.67% and 50%. The Goldman
Sachs Entities are limited in their voting power pursuant to provisions of the Issuer's Articles of Incorporation. Each of HWL, HTP and HTH expressly disclaim any interest in and beneficial ownership of any shares of Common Stock held by the Stanton Entities, the Hellman Entities, the Goldman Entities or Providence.

          Except as disclosed in the preceding paragraphs and in Items 3, 4 and 5, to the best knowledge of HWL, HTP, HTH and Cheung Kong, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the foregoing persons or any executive officer or director of any of the foregoing persons or between any such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

          The documents which have been filed as Exhibits are listed in the
Exhibit Index herein.

Signature
---------

          After reasonable inquiry and to the best of its knowledge and belief, HWL certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Date:  May 13, 1999


                         FOR AND ON BEHALF OF
                         HUTCHISON WHAMPOA LIMITED



                         By:  /s/ Chow Woo Mo Fong, Susan
                              ----------------------------------------
                              Name: Chow Woo Mo Fong, Susan
                              Title:   Director


          After reasonable inquiry and to the best of its knowledge and belief, HTP certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  May 13, 1999



                         FOR AND ON BEHALF OF
                         HUTCHISON TELECOMMUNICATIONS
                          PCS (USA) LIMITED



                         By:  /s/ Khoo Chek Ngee
                              --------------------------------
                              Name: Khoo Chek Ngee
                              Title:   Director

          After reasonable inquiry and to the best of its knowledge and belief, HTH certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  May 13, 1999



                         FOR AND ON BEHALF OF
                         HUTCHISON TELECOMMUNICATIONS
                          HOLDINGS (USA) LIMITED



                         By:  /s/ Khoo Chek Ngee
                              --------------------------------
                              Name: Khoo Chek Ngee
                              Title:   Director


          After reasonable inquiry and to the best of its knowledge and belief, Cheung Kong certifies that the information set forth in this Statement with respect to it is true, complete and correct.


Date:  May 13, 1999



                         FOR AND ON BEHALF OF
                         CHEUNG KONG (HOLDINGS) LIMITED



                         By:  /s/  Ip Tak Chuen, Edmond
                              --------------------------------------
                              Name: Ip Tak Chuen, Edmond
                              Title:   Director

                                   SCHEDULE I
                                   ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of  May 13, 1999
                              -------------------

                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address/1a/                        Citizenship         Each Corporation or Organization
----------------------------------------    -----------         ---------------------------------------------
LI Ka-shing                                  Hong Kong           Chairman, Hutchison Whampoa Limited
7th Floor, Cheung Kong Center                                    Chairman, Cheung Kong (Holdings)
2 Queen's Road Central                                           Limited
Hong Kong

LI Tzar Kuoi, Victor                         Hong Kong           Deputy Chairman and Executive Director,
7th Floor, Cheung Kong Center                                    Hutchison Whampoa Limited
2 Queen's Road Central                                           Chairman, Cheung Kong Infrastructure
Hong Kong                                                        Holdings Limited2
                                                                 Managing Director and Deputy Chairman,
                                                                 Cheung Kong (Holdings) Limited
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

LI Tzar Kai, Richard                         Canadian            Deputy Chairman and Executive Director,
38th Floor, Citibank Tower                                       Hutchison Whampoa Limited
Citibank Plaza                                                   Executive Director, Hongkong Electric
3 Garden Road                                                    Holdings Limited3
Central, Hong Kong                                               Chairman and Chief Executive, the Pacific
                                                                 Century Group (Investment Holding),
                                                                 38th Floor, Citibank Tower, Citibank
                                                                 Plaza, 3 Garden Road, Central, Hong
                                                                 Kong

                                   ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of  May 13, 1999
                              -------------------

                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address/1a/                        Citizenship         Each Corporation or Organization
----------------------------------------    -----------         ---------------------------------------------
FOK Kin-ning, Canning                        Australian          Group Managing Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                 Holdings Limited/3/

CHOW WOO Mo Fong, Susan                      Hong Kong           Deputy Group Managing Director and
                                                                 Executive Director, Hutchison Whampoa
                                                                 Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Director, Hongkong Electric Holdings
                                                                 Limited/3/

                                   ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of  May 13, 1999
                              -------------------

                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address/1a/                        Citizenship         Each Corporation or Organization
----------------------------------------    -----------         ---------------------------------------------
Frank John SIXT                              Canadian            Group Finance Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited2
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

George Colin MAGNUS                          British             Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                    Limited
2 Queen's Road Central                                           Deputy Chairman, Cheung Kong
Hong Kong                                                        (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Chairman, Hongkong Electric Holdings
                                                                 Limited/3/

KAM Hing Lam                                 Hong Kong           Executive Director, Hutchison Whampoa
7th Floor, Cheung Kong Center                                    Limited
2 Queen's Road Central                                           Deputy Managing Director, Cheung
Hong Kong                                                        Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                 Kong Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

                                   ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of  May 13, 1999
                              -------------------

                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address/1a/                        Citizenship         Each Corporation or Organization
----------------------------------------    -----------         ---------------------------------------------
Michael David KADOORIE                       British             Non-Executive Director, Hutchison
24th Floor, St. George's                                         Whampoa Limited
Building, 2 Ice House Street                                     Chairman, The Hong Kong and
Central, Hong Kong                                               Shanghai Hotels Limited (Hotels
                                                                 Ownership and Management), 8th
                                                                 Floor, St. George's Building, 2 Ice
                                                                 House Street, Central, Hong Kong

Christopher Patrick LANGLEY                  British             Non-Executive Director, Hutchison
Level 10, No. 1 Queen's                                          Whampoa Limited
Road Central, Hong Kong                                          Director, The Hongkong and Shanghai
                                                                 Banking Corporation Limited (Banking),
                                                                 No. 1 Queen's Road Central, Hong Kong
                                                                 Director, Hang Seng Bank Limited
                                                                 (Banking), 83 Des Voeux Road Central,
                                                                 Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                 Limited/3/

LI Fook-wo                                   British             Non-Executive Director, Hutchison
1416 Prince's Building                                           Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia,
Hong Kong                                                        Limited (Banking), No. 10 Des Voeux
                                                                 Road Central, Hong Kong

                                   ----------

                      Executive Officers and Directors of
                      -----------------------------------
                           Hutchison Whampoa Limited
                           -------------------------
                              As of  May 13, 1999
                              -------------------

                                                                Present Principal Occupation or
                                                                Employment, Including Name,
Name and                                                        Principal Business and Address of
Business Address/1a/                        Citizenship         Each Corporation or Organization
----------------------------------------    -----------         ---------------------------------------------
Simon MURRAY                                 British             Non-Executive Director, Hutchison
Room 2108 Gloucester Tower                                       Whampoa Limited
The Landmark                                                     Independent Non-executive Director,
15 Queen's Road Central                                          Cheung Kong (Holdings) Limited
Hong Kong                                                        Chairman, General Enterprise Management
                                                                 Services Limited (Investment Fund),
                                                                 Room 2108 Gloucester Tower, The
                                                                 Landmark, 15 Queen's Road Central,
                                                                 Hong Kong

William SHURNIAK                             Canadian            Non-Executive Director, Hutchison
                                                                 Whampoa Limited
                                                                 Deputy Chairman and Director, Husky Oil
                                                                 Ltd./5/

Peter Alan Lee VINE                          British             Non-Executive Director, Hutchison
Suite 1005 World Wide House                                      Whampoa Limited
19 Des Voeux Road Central
Hong Kong

WONG Chung Hin                               British             Non-Executive Director, Hutchison
1225 Prince's Building                                           Whampoa Limited
10 Chater Road                                                   Director, The Bank of East Asia, Limited
Hong Kong                                                        (Banking), No. 10 Des Voeux Road
                                                                 Central, Hong Kong
                                                                 Director, Hongkong Electric Holdings
                                                                 Limited/3/

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
FOK Kin-ning, Canning                        Australian          Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Group Managing Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                 Holdings Limited/3/

Frank John SIXT                              Canadian            Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Group Finance Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
CHOW WOO Mo Fong, Susan                      Hong Kong           Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Deputy Group Managing Director and
                                                                 Executive Director, Hutchison Whampoa
                                                                 Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Director, Hongkong Electric Holdings
                                                                 Limited/3/

KHOO Chek Ngee                               Singaporean         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                    PCS (USA) Limited
22 Tak Fung Street                                               Group Managing Director, Hutchison
Hunghom, Kowloon                                                 Telecommunications Limited/6/
Hong Kong                                                        Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited

Hans Roger SNOOK                             Canadian            Director, Hutchison Telecommunications
50 George Street                                                 PCS (USA) Limited
London W1H 5RF                                                   Group Managing Director, Orange plc/4/
United Kingdom

CHAN Ting Yu                                 Hong Kong           Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                    PCS (USA) Limited
22 Tak Fung Street                                               Deputy Group Managing Director,
Hunghom, Kowloon                                                 Hutchison Telecommunications
Hong Kong                                                        Limited/6/
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Kevin RUSSELL                                British             Director, Hutchison Telecommunications
8 Amal Street                                                    PCS (USA) Limited
Afeq Industrial Park                                             Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                               Communications Company Ltd./7/
Israel                                                           Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited

                                 SCHEDULE III
                                 ------------

                      Executive Officers and Directors of
                      -----------------------------------
              Hutchison Telecommunications Holdings (USA) Limited
              ---------------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
FOK Kin-ning, Canning                        Australian          Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Group Managing Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                 Holdings Limited/3/

Frank John SIXT                              Canadian            Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Group Finance Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Non-executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

                            ------------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
CHOW WOO Mo Fong, Susan                      Hong Kong           Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Deputy Group Managing Director and
                                                                 Executive Director, Hutchison Whampoa
                                                                 Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Director, Hongkong Electric Holdings
                                                                 Limited/3/

KHOO Chek Ngee                               Singaporean         Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                    Holdings (USA) Limited
22 Tak Fung Street                                               Group Managing Director, Hutchison
Hunghom, Kowloon                                                 Telecommunications Limited/6/
Hong Kong                                                        Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited

Hans Roger SNOOK                             Canadian            Director, Hutchison Telecommunications
50 George Street                                                 Holdings (USA) Limited
London W1H 5RF                                                   Group Managing Director, Orange plc/4/
United Kingdom

CHAN Ting Yu                                 Hong Kong           Director, Hutchison Telecommunications
18th Floor, Two Harbourfront,                                    Holdings (USA) Limited
22 Tak Fung Street                                               Deputy Group Managing Director,
Hunghom, Kowloon                                                 Hutchsion Telecommunications
Hong Kong                                                        Limited/6/
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited

                            ------------

                      Executive Officers and Directors of
                      -----------------------------------
                Hutchison Telecommunications PCS (USA) Limited
                ----------------------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
Kevin RUSSELL                                British             Director, Hutchison Telecommunications
8 Amal Street                                                    Holdings (USA) Limited
Afeq Industrial Park                                             Chief Financial Officer, Partner
Rosh Ha'ayin 48103                                               Communications Company Ltd./7/
Israel                                                           Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
LI Ka-shing                                  Hong Kong           Chairman, Cheung Kong (Holdings)
                                                                 Limited
                                                                 Chairman, Hutchison Whampoa
                                                                 Limited

LI Tzar Kuoi, Victor                         Hong Kong           Managing Director and Deputy Chairman,
                                                                 Cheung Kong (Holdings) Limited
                                                                 Chairman, Cheung Kong Infrastructure
                                                                 Holdings Limited/2/
                                                                 Deputy Chairman and Executive Director,
                                                                 Hutchison Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

George Colin MAGNUS                          British             Deputy Chairman, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hutchison Whampoa
                                                                 Limited
                                                                 Chairman, Hongkong Electric Holdings
                                                                 Limited/3/

KAM Hing Lam                                 Hong Kong           Deputy Managing Director, Cheung
                                                                 Kong (Holdings) Limited
                                                                 Group Managing Director, Cheung
                                                                 Kong Infrastructure Holdings Limited/2/
                                                                 Executive Director, Hutchison
                                                                 Whampoa Limited
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
HUNG Siu-lin, Katherine                      Hong Kong           Executive Director, Cheung Kong
                                                                 (Holdings) Limited

CHUNG Sun Keung, Davy                        Hong Kong           Executive Director, Cheung Kong
                                                                 (Holdings) Limited

IP Tak Chuen, Edmond                         Hong Kong           Executive Director, Cheung Kong
                                                                 (Holdings) Limited
                                                                 Executive Director, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/

PAU Yee Wan, Ezra                            Hong Kong           Executive Director, Cheung Kong
                                                                 (Holdings) Limited

WOO Chia Ching, Grace                        U.S.A.              Executive Director, Cheung Kong
                                                                 (Holdings) Limited

LEUNG Siu Hon                                Hong Kong           Independent Non-executive Director,
502 China Building                                               Cheung Kong (Holdings) Limited
29 Queen's Road Central                                          Solicitor, Messrs. S.H. Leung & Co.
Hong Kong                                                        (Solicitors' Firm), 502 China Building, 29
                                                                 Queen's Road Central, Hong Kong

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
FOK Kin-ning, Canning                        Australian          Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                      (Holdings) Limited
10 Harcourt Road                                                 Group Managing Director and Executive
Hong Kong                                                        Director, Hutchison Whampoa Limited
                                                                 Deputy Chairman, Cheung Kong
                                                                 Infrastructure Holdings Limited/2/
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Chairman, Orange plc/4/
                                                                 Deputy Chairman, Hongkong Electric
                                                                 Holdings Limited/3/

Frank John SIXT                              Canadian            Non-executive Director, Cheung Kong
22nd Floor, Hutchison House                                      (Holdings) Limited
10 Harcourt Road                                                 Executive Director, Cheung Kong
Hong Kong                                                        Infrastructure Holdings Limited/2/
                                                                 Group Finance Director and Executive
                                                                 Director, Hutchison Whampoa Limited
                                                                 Director, Hutchison Telecommunications
                                                                 Holdings (USA) Limited
                                                                 Director, Hutchison Telecommunications
                                                                 PCS (USA) Limited
                                                                 Director, Orange plc/4/
                                                                 Executive Director, Hongkong Electric
                                                                 Holdings Limited/3/

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
CHOW Nin Mow, Albert                         Hong Kong           Non-executive Director, Cheung Kong
27th Floor, Henley Building                                      (Holdings) Limited
5 Queen's Road Central                                           Executive Director, Hing Kong
Hong Kong                                                        Holdings Limited (Investment
                                                                 Holdings), 27th Floor, Henley Building, 5
                                                                 Queen's Road Central, Hong Kong

YEH Yuan Chang, Anthony                      Hong Kong           Independent Non-executive Director,
26th Floor, Tower A                                              Cheung Kong (Holdings) Limited
Regent Centre                                                    Honorary Life President, Tai Ping
63 Wo Yi Hop Road                                                Carpets International Ltd. (Carpet
Kwai Chung                                                       Manufacturing), 26th Floor, Tower A,
Hong Kong                                                        Regent Centre, 63 Wo Yi Hop Road,
                                                                 Kwai Chung, Hong Kong

CHOW Kun Chee, Roland                        British             Independent Non-executive Director,
12th Floor, Prince's Building                                    Cheung Kong (Holdings) Limited
Chater Road                                                      Solicitor, P.C. Woo & Co. (Law Firm),
Hong Kong                                                        12th Floor, Prince's Building, Chater
                                                                 Road, Hong Kong

Simon MURRAY                                 British             Independent Non-executive Director,
Room 2108 Gloucester Tower                                       Cheung Kong (Holdings) Limited
The Landmark                                                     Non-Executive Director, Hutchison
15 Queen's Road Central                                          Whampoa Limited
Hong Kong                                                        Chairman, General Enterprise Management
                                                                 Services Limited (Investment Fund),
                                                                 Room 2108 Gloucester Tower, The
                                                                 Landmark, 15 Queen's Road Central,
                                                                 Hong Kong

                            -----------

                      Executive Officers and Directors of
                      -----------------------------------
                        Cheung Kong (Holdings) Limited
                        ------------------------------
                              As of May 13, 1999
                              ------------------

                                                                 Present Principal Occupation or
                                                                 Employment, Including Name,
Name and                                                         Principal Business and Address of
Business Address/1a/                         Citizenship         Each Corporation or Organization
--------------------                         -----------         --------------------------------
KWOK Tun-li, Stanley                         Canadian            Independent Non-executive Director,
Ste 408-355 Burrard Street                                       Cheung Kong (Holdings) Limited
Vancouver, British Columbia                                      Director, Amara International Investment
V6C 2G8, Canada                                                  Corporation (Investment Holdings),
                                                                 Ste 408-355 Burrard Street, Vancouver,
                                                                 British Columbia, V6C 2G8, Canada

Notes:-

1a. Unless otherwise indicated, the business address of each of the named persons is 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong.

1b. Unless otherwise indicated, the business address of each of the named persons is 7th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

2. The principal business address of Cheung Kong Infrastructure Holdings Limited is 12th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong. The principal business of Cheung Kong Infrastructure Holdings Limited is the development, investment and operation of infrastructure businesses in Hong Kong, the PRC and the Asia-Pacific Region.

3. The principal business address of Hongkong Electric Holdings Limited is Electric Centre, 28 City Garden Road, North Point, Hong Kong. The principal business of Hongkong Electric Holdings Limited is generation and supply of electricity.

4. The principal business address of Orange plc is St. James Court, Great Peak Road, Almondsbury Park, Bradley Stoke, Bristol BS1 24QJ, England. The principal business of Orange plc is telecommunications.

5. The principal business address of Husky Oil Ltd. is 707 8th Avenue S.W., Box 6526, Station D, Calgary, Alberta, Canada, T2P 3G7. The principal business of Husky Oil Ltd. is investment in oil and gas.

6. The principal business address of Hutchison Telecommunications Limited is 18th Floor, Two Harbourfront, 22 Tak Fung Street, Hunghom, Kowloon, Hong Kong. The principal business of Hutchison Telecommunications Limited is telecommunications.

7. The principal business address of Partner Communications Company Ltd. is 8 Amal Street, Afeq Industrial Park, Rosh Ha'ayin 48103, Israel. The principal business of Partner Communications Company Ltd. is cellular mobile telephone services.

                                 EXHIBIT INDEX


     Exhibit No.    Description
     -----------    -----------


     1.             Agreement with respect to filing of Schedule 13D

     2. Purchase Agreement by and among Western PCS. Corporation, Western Wireless Corporation, Hutchison Telecommunications Limited and Hutchison Telecommunications PCS (USA) Limited dated October 14, 1997. (Incorporated by reference to Exhibit 10.18 filed with the VoiceStream Wireless Corporation Registration Statement on Form 10 (Commission File No. 000-25441) filed with the SEC on April 13, 1998).

     3. Form of Shareholders Agreement by and among VoiceStream Wireless Corporation, Western Wireless Corporation, Hutchison Telecommunications Holdings (USA) Limited and Hutchison Telecommunications PCS (USA) Limited (Incorporated by reference to Exhibit 10.45 filed with the VoiceStream Wireless Corporation Registration Statement on Form 10 (Commission File No. 000-25441) filed with the SEC on April 13, 1998).

     4. Form of First Amendment to Shareholders Agreement by and among VoiceStream Wireless Corporation, Western Wireless Corporation, Hutchison Telecommunications Holdings (USA) Limited and Hutchison Telecommunications PCS (USA) Limited (Incorporated by reference to Exhibit 10.41 filed with the VoiceStream Wireless Corporation Registration Statement on Form 10 (Commission File No. 000-25441) filed with the SEC on April 13, 1998).

     5. Form of Voting Agreement by and among VoiceStream Wireless Corporation, Hellman & Friedman Capital Partners II, L.P., H & F Orchard Partners, L.P., H & F International Partners, L.P., John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, L.P., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., Providence Media Partners L.P., Hutchison Telecommunications PCS (USA) Limited, and Hutchison Telecommunications Holdings

                    (USA) Limited (Incorporated by reference to Exhibit 10.42 filed with the VoiceStream Wireless Corporation Registration Statement on Form 10 (Commission File No. 000-25441) filed with the SEC on April 13, 1998).

     6. Form of Registration Rights Agreement by and among VoiceStream Wireless Corporation, Hellman & Friedman Capital Partners II, L.P., H & F Orchard Partners, L.P., H & F International Partners, L.P., John W. Stanton, Theresa E. Gillespie, PN Cellular, Inc., Stanton Family Trust, Stanton Communications Corporation, GS Capital Partners, L.P., The Goldman Sachs Group, L.P., Bridge Street Fund 1992, L.P., Stone Street Fund 1992, L.P., and Providence Media Partners L.P. (Incorporated by reference to Exhibit 10.43 filed with the VoiceStream Wireless Corporation Registration Statement on Form 10 (Commission File No. 000-25441) filed with the SEC on April 13, 1998).